UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: January 18, 2011

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2011

Quarterly Net Revenues Increased by 38.0% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 80.5% Year-Over-Year

Beijing, January 17, 2012 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2011, which is the second quarter of New Oriental’s fiscal year 2012.

Highlights for the Second Fiscal Quarter Ended November 30, 2011

•	Total net revenues increased by 38.0% year-over-year to US$132.0 million from US$95.7 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 80.5% year-over-year to US$3.3 million from US$1.8 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 46.0% year-over-year to US$7.5 million from US$5.2 million in the same period of the prior fiscal year.

•	Loss from operations increased by 94.6% year-over-year to US$4.0 million from US$2.1 million in the same period of the prior fiscal year.

•	Non-GAAP income from operations, which excludes share-based compensation expenses, decreased by 81.2% year-over-year to US$0.2 million from US$1.3 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.02 and US$0.02, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.05 and US$0.05, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 16.2% year-over-year to approximately 471,600 from approximately 405,800 in the same period of the prior fiscal year.

•

Total number of schools and learning centers increased to 527 in the quarter ended November 30, 2011, up from 488 in the previous quarter. New Oriental built a net of 39 learning centers in the quarter.

Financial and Student Enrollments Summary – Second Fiscal Quarter 2012 and First Six Months of Fiscal Year 2012

(in thousands US$, except per ADS data, student enrollments and percentages)

	000000	000000	000000
	Q2 of FY2012	Q2 of FY2011	Pct. Change

Net revenues	131,981	95,660	38.0%
Net income attributable to New Oriental	3,314	1,836	80.5%
Non-GAAP net income attributable to New Oriental(1)	7,545	5,168	46.0%
Operating income/(loss)	(3,990)	(2,050)	94.6%
Non-GAAP operating income(1)	241	1,282	-81.2%
Net income per ADS attributable to New Oriental - basic(2)	0.02	0.01	79.0%
Net income per ADS attributable to New Oriental - diluted(2)	0.02	0.01	79.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)(3)	0.05	0.03	44.8%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)(3)	0.05	0.03	45.2%
Total student enrollments in academic subjects tutoring and test preparation courses	471,600	405,800	16.2%

	1H of FY2012	1H of FY2011	Pct. Change

Net revenues	403,961	287,968	40.3%
Net income attributable to New Oriental	94,023	64,197	46.5%
Non-GAAP net income attributable to New Oriental (1)	105,069	72,477	45.0%
Operating income/(loss)	90,775	63,874	42.1%
Non-GAAP operating income (1)	101,821	72,154	41.1%
Net income per ADS attributable to New Oriental - basic (2)	0.61	0.42	44.9%
Net income per ADS attributable to New Oriental - diluted (2)	0.60	0.41	45.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)(3)	0.68	0.47	43.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)(3)	0.67	0.47	44.1%
Total student enrollments in academic subjects tutoring and test preparation courses	1,279,300	1,110,300	15.2%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.
(3)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “In the second quarter of the fiscal year, which is our seasonally slowest quarter, we posted solid revenue growth of 38.0% and even higher profit growth of 80.5% year-over-year. This is particularly pleasing considering we had very challenging comparables against last year’s fiscal second quarter when we experienced a strong bounce back from the negative effect on our business due to the Shanghai World Expo in the summer of 2010 and recorded exceptionally strong revenue growth of over 56% and student enrollment growth of over 32%. In this fiscal quarter, by comparison, our student enrollments grew by 16.2% to about 471,600. To meet the continued strong market demand, especially in the K-12 after-school tutoring segment, during this quarter we opened a net of 39 learning centers in about 20 existing cities. More than half of these are small facilities of approximately 500 square meters or less, which is in line with our strategy to “fill in” the convenient locations in markets where we have a strong presence.”

Mr. Yu continued, “Although spending on educational services remains resilient and demand for New Oriental’s educational services, in particular, continues to be very strong in the face of a slowing Chinese economy, we do expect the early timing of this year’s Chinese New Year festival, which falls on January 23, to have a negative impact on our net revenues and profits for our third fiscal quarter ending February 28, 2012. Since the festival falls earlier this year, the 2012 Chinese New Year winter holiday for school-aged students has been shortened by up to a week in most provinces, leaving students with less time to attend New Oriental classes. We experienced a similar situation in 2009 when Chinese New Year also fell early, on January 26. However, in 2009 we saw a very strong bounce back in the fourth fiscal quarter ending May 31, with revenues up approximately 48% and net income up approximately 50% as Chinese students preparing to take the college and high school entrance exams in early June returned to New Oriental to make up for the test prep classes normally taken during the winter break. We anticipate a similar effect this year, and we are hopeful of a strong rebound in New Oriental’s business in our fiscal fourth quarter this year.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “We are delighted to record solid performances across each of our key business lines this quarter. First, our overseas test preparation programs recorded year-over-year gross revenue growth of over 52% to over US$43 million and year-over-year enrollment growth of about 1% to 74,200, despite difficult comparisons to the second quarter of the previous fiscal year when the post-Expo rebound drove enrollments up by 39%. Second, our K-12 all-subjects after-school tutoring business recorded year-over-year gross revenue growth of about 45% to over US$44 million and year-over-year enrollment growth of more than 33% to over 232,900. Third, our VIP personalized classes experienced the most rapid pace of growth, with year-over-year cash revenue growing by more than 52% to over US$45 million and year-over-year enrollments increasing by about 42% to over 20,100. Finally, our Vision Overseas Study Consulting business maintained strong momentum, with year-over-year revenue growth of over 90% to about US$3.8 million.”

Financial Results for the Fiscal Quarter Ended November 30, 2011

For the second fiscal quarter of 2012, New Oriental reported net revenues of US$132.0 million, representing a 38.0% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$120.1 million, representing a 42.1% increase year-over-year. Growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the second quarter of fiscal year 2012 increased by 16.2% year-over-year to approximately 471,600, from approximately 405,800 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$136.0 million, a 39.2% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$131.7 million, a 39.6% increase year-over-year.

Cost of revenues for the quarter increased by 37.2% year-over-year to US$61.2 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 32.3% year-over-year to US$24.5 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 45.4% year-over-year to US$50.3 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$46.0 million, a 46.4% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by a net of 39 facilities in the quarter, and invested in content and new program development offerings, as well as in improving teacher training resources.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 27.0% to US$4.2 million in the second quarter of fiscal year 2012 from US$3.3 million in the same period of the prior fiscal year.

Loss from operations for the quarter was US$4.0 million, a 94.6% increase from a loss from operations of US$2.1 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$0.2 million, an 81.2% decrease from US$1.3 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 3.0%, compared to negative 2.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses, for the quarter was 0.2%, compared to 1.3% in the same period of the prior fiscal year.

Other income for the quarter increased by 82.0% year-over-year to US$6.4 million, primarily due to an increase in interest income resulting from higher cash deposits and higher savings interest rates.

Net income attributable to New Oriental for the quarter was US$3.3 million, representing an 80.5% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.02 and US$0.02, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$7.5 million, representing a 46.0% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.05 and US$0.05, respectively.

Capital expenditures for the quarter were US$13.1 million, which were primarily attributed to the addition of learning centers.

As of November 30, 2011, New Oriental had cash and cash equivalents of US$379.2 million, as compared to US$398.4 million as of August 31, 2011. In addition, the Company had US$93.4 million in term deposits and US$233.0 million in short term investment as of November 30, 2011. Net operating cash flow for the second quarter of fiscal year 2012 was approximately US$12.4 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of November 30, 2011, was US$201.8 million, an increase of 46.3% as compared to US$137.9 million as of November 30, 2010.

Financial Results for the Six Months Ended November 30, 2011

For the first six months of fiscal year 2012, New Oriental reported net revenues of US$404.0 million, representing a 40.3% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2012 increased by 15.2% to approximately 1,279,300 from approximately 1,110,300 in the same period of the prior fiscal year.

Income from operations for the first six months of fiscal year 2012 was US$90.8 million, representing a 42.1% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2012 was US$101.8 million, representing a 41.1% increase year-over-year.

Operating margin for the first six months of fiscal year 2012 was 22.5%, compared to 22.2% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first six months of fiscal year 2012 was 25.2%, compared to 25.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2012 was US$94.0 million, representing a 46.5% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2012 amounted to US$0.61 and US$0.60, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2012 was US$105.1 million, representing a 45.0% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2012 amounted to US$0.68 and US$0.67, respectively.

Outlook for Third Quarter of Fiscal Year 2012

New Oriental expects its total net revenues in the third quarter of fiscal year 2012 (December 1, 2011, to February 29, 2012) to be in the range of US$168.3 million to US$176.2 million, representing year-over-year growth in the range of 27.0% to 33.0%. This revenue outlook reflects the anticipated negative impact on the Company’s business of the early timing of Chinese New Year, which falls on January 23 this year. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 17, 2012, U.S. Eastern Time (9 PM on January 17, 2012, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:        +1-718-354-1231

Hong Kong:    +852-2475-0994

UK:              +44-203-0598-139

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until January 22, 2012:

International: +61-2-8235-5000

Passcode:       39868206

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2012 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-5960-8616

Email:    mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel: +1-212-333-3810

Email:    czheng@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2011	As of August 31 2011
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	379,179	398,389
Restricted cash	2,943	4,588
Term deposits	93,374	103,822
Short term investment (note1)	232,970	203,832
Accounts receivable, net	2,886	2,924
Inventory	17,238	17,468
Deferred tax assets-Current	5,275	4,853
Prepaid expenses and other current assets	49,904	43,633

Total current assets	783,769	779,509

Property, plant and equipment, net	176,705	170,727
Land use right, net	3,515	3,536
Deferred tax assets	1,272	1,215
Long term deposit	11,272	8,749
Long term prepaid rent	2,320	2,581
Intangible assets	858	871
Goodwill	1,796	1,796
Long term investment	2,002	2

Total assets	983,509	968,986

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 7,944 and US$ 8,297 as of August 31, 2011 and November 30, 2011, respectively)	8,458	8,357

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 79,442 and US$ 63,703 as of August 31, 2011 and November 30, 2011, respectively)	73,760	90,236

Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 8,620 and US$11,740 as of August 31, 2011 and November 30, 2011, respectively)	12,030	15,026

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 171,817 and US$ 199,692 as of August 31, 2011 and November 30, 2011, respectively)	201,770	174,680

Total current liabilities	296,018	288,299

Deferred tax liabilities	117	120

Total long-term liabilities	117	120

Total liabilities	296,135	288,419

Total shareholder’s equity	687,374	680,567

Total liabilities and shareholder’s equity	983,509	968,986

Note 1: Short term investment represented held-to-maturity investment with maturity of less than one year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	120,057	84,504
Books and others	11,924	11,156

Total net revenues	131,981	95,660

Operating costs and expenses (note 1):
Cost of revenues	61,163	44,591
Selling and marketing	24,540	18,554
General and administrative	50,268	34,565

Total operating costs and expenses	135,971	97,710

Operating loss	(3,990)	(2,050)

Other income, net	6,382	3,507

Benefits for income taxes	922	296

Net income	3,314	1,753

Less: Net income attributable to the noncontrolling interests	—	83

Net income attributable to New Oriental Education & Technology Group Inc.	3,314	1,836

Net income per share attributable to New Oriental - Basic	0.02	0.01

Net income per share attributable to New Oriental - Diluted	0.02	0.01

Net income per ADS attributable to New Oriental - Basic (note 2)	0.02	0.01

Net income per ADS attributable to New Oriental - Diluted (note 2)	0.02	0.01

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	220
Selling and marketing	—	—
General and administrative	4,231	3,112

Total	4,231	3,332

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	371,952	265,385
Books and others	32,009	22,583

Total net revenues	403,961	287,968

Operating costs and expenses (note 1):
Cost of revenues	153,890	111,012
Selling and marketing	53,060	41,899
General and administrative	106,236	71,183

Total operating costs and expenses	313,186	224,094

Operating income	90,775	63,874

Other income, net	11,554	5,908

Provision for income taxes	(8,306)	(5,820)

Net income	94,023	63,962

Less: Net income attributable to the noncontrolling interests	—	235

Net income attributable to New Oriental Education & Technology Group Inc.	94,023	64,197

Net income per share attributable to New Oriental - Basic	0.61	0.42

Net income per share attributable to New Oriental - Diluted	0.60	0.41

Net income per ADS attributable to New Oriental - Basic (note 2)	0.61	0.42

Net income per ADS attributable to New Oriental - Diluted (note 2)	0.60	0.41

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	216	452
Selling and marketing	—	—
General and administrative	10,830	7,828

Total	11,046	8,280

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	50,268	34,565
Share-based compensation expense in general and administrative expenses	4,231	3,112

Non-GAAP general and administrative expenses	46,037	31,453

Total operating costs and expenses	135,971	97,710
Share-based compensation expenses	4,231	3,332

Non-GAAP operating costs and expenses	131,740	94,378

Operating income(loss)	(3,990)	(2,050)
Share-based compensation expenses	4,231	3,332

Non-GAAP operating income	241	1,282

Operating margin	-3.0%	-2.1%
Non-GAAP operating margin	0.2%	1.3%

Net income attributable to New Oriental	3,314	1,836

Share-based compensation expense	4,231	3,332

Non-GAAP net income	7,545	5,168

Net income per ADS attributable to New Oriental - Basic (note 1)	0.02	0.01
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.02	0.01

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.05	0.03
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.05	0.03

Weighted average shares used in calculating basic net income per ADS (note 1)	154,706,757	153,431,993
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,000,285	156,189,905

Non-GAAP Income per share - basic	0.05	0.03

Non-GAAP Income per share - diluted	0.05	0.03

Note 1: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	106,236	71,183
Share-based compensation expense in general and administrative expenses	10,830	7,828

Non-GAAP general and administrative expenses	95,406	63,355

Total operating costs and expenses	313,186	224,094
Share-based compensation expenses	11,046	8,280

Non-GAAP operating costs and expenses	302,140	215,814

Operating income(loss)	90,775	63,874
Share-based compensation expenses	11,046	8,280

Non-GAAP operating income	101,821	72,154

Operating margin	22.5%	22.2%
Non-GAAP operating margin	25.2%	25.1%

Net income attributable to New Oriental	94,023	64,197

Share-based compensation expense	11,046	8,280

Non-GAAP net income	105,069	72,477

Net income per ADS attributable to New Oriental - Basic (note 1)	0.61	0.42
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.60	0.41

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.68	0.47
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.67	0.47

Weighted average shares used in calculating basic net income per ADS (note 1)	154,377,584	152,757,063
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,747,335	155,793,277

Note 1: Each ADS represents one common shares.